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SEC Mail Processing Section
MAR 30 2010
Washington, DC 110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dayspring Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 W Market
(No. and Street)

Seymour (City) MO (State) 65746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary L Haney 417-935-2566
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaye L. Waynick BKD CPA & Advisors
(Name – *if individual, state last, first, middle name*)

PO Box 1190
910 E St Louis Street, Ste 200 (Address) Springfield (City) MO (State) 65801-1190 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary L Haney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dayspring Investment Group Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public


TAMERA J. HANEY
MY COMMISSION EXPIRES
April 14, 2012
NOTARY SEAL
NOTARY PUBLIC
WEBSTER COUNTY
STATE OF MISSOURI

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Industry Regulatory Authority

February 25, 2010

Mr. Gary L. Haney
President/CEO
Dayspring Investment Group
121 W. Market Street
P.O. Box 249
Seymour, MO 65746

RE: Annual Audit Extension Request

Dear Mr. Haney:

In reply to your letter dated February 18, 2010, please be advised that your request for an extension of time in which to file Dayspring Investment Group's annual audited financial report as of December 31, 2009, pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, has been given due consideration and a 30 day extension has been granted. *The Annual Audit will now be due on March 31, 2010*.

This extension of business days is granted based upon the representations made by your organization and by your outside independent auditors. If the information given to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report as of December 31, 2009, on or before March 31, 2009, could result in the assessment of a late filing fee of $100 a day for up to ten days and can result in other regulatory or disciplinary action.

Sincerely,

Bert W. Adkins
Principal Examiner

BWA/est

cc: Ms. Herani Dansamo
FINRA
Department of Financial Operations Policy
9509 Key West Avenue
Rockville, MD 20850
Fax: 240-386-5172

Ms. Merri Jo Gillette
Regional Director
Midwest Regional Office
Securities & Exchange Commission
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Dayspring Investment Group Inc.

Address: 121 W Market / PO Box 249
Seymour MO 65746

Telephone:
417-935-2566

SEC Registration Number: 8-42864

FINRA Registration Number: 27083

(ii) Accounting Firm

Name: BKD LLP CPAs & Advisors

Address: 910 E St Louis, Ste 200 PO Box 1190
Springfield MO 65801-1190

Telephone:
417-865-8701

Accountant's State Registration Number:
C0004F

(iii) Audit date covered by the Agreement:

(Month)	(Day)	(Year)
12	31	2009

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

( ) is for the annual audit only for the fiscal year ending 2____*

(✓) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Gary L Haney

(By Firm's FINOP or President)

Title: Pres. Date:

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's Exclusion from SIPC Membership

Audit Committee
Dayspring Investment Group, Inc.
Seymour, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to Dayspring Investment Group, Inc.'s Certification of Exclusion from Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2009, which were agreed to by Dayspring Investment Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dayspring Investment Group, Inc.'s compliance with the applicable instructions of the Certification of Exclusion From Membership. Dayspring Investment Group, Inc.'s management is responsible for Dayspring Investment Group, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We noted no inconsistencies between the Certification of Exclusion from Membership (Form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Springfield, Missouri
March 29, 2010

Dayspring Investment Group, Inc.

Accountants' Report and Financial Statements

December 31, 2009

Dayspring Investment Group, Inc.

December 31, 2009

Contents

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Independent Accountants' Report

To the Stockholder
Dayspring Investment Group, Inc.
Seymour, Missouri

We have audited the accompanying statement of financial condition of Dayspring Investment Group, Inc. as of December 31, 2009, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dayspring Investment Group, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in *Note 7*, in 2009 the Company changed its method of accounting for intangible assets by retroactively restating the prior year's beginning retained earnings and additional paid-in capital.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Springfield, Missouri
March 29, 2010

Dayspring Investment Group, Inc.
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	10,213
Commissions and fees receivable		4,012
Trading securities		6,007
Core customer list intangible		38,334
Broker/dealer license intangible		50,000
Total assets	$	108,566

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable	$	275
Accrued expenses		1,580
Total liabilities		1,855
Stockholder's Equity		
Common stock, no par value; authorized 10,000 shares; 1,000 shares issues and outstanding		1,000
Additional paid-in capital		110,000
Retained earnings (deficit)		(4,289)
Total stockholders' equity		106,711
Total liabilities and stockholders' equity	$	108,566

Dayspring Investment Group, Inc.
Statement of Income
Year Ended December 31, 2009

Revenue		
Commission revenue	$	30,636
Other		1,341
Net gain on trading activities		2,660
Total revenue		34,637
Expenses		
Salary and payroll taxes		1,661
Professional services, fees and dues		5,417
Commissions		12,992
Occupancy		1,800
Data processing		3,300
Printing and office supplies		471
Amortization of customer list intangible		3,333
Other		97
Total expenses		29,071
Net Income	$	5,566

Dayspring Investment Group, Inc.

Statement of Stockholder's Equity

Year Ended December 31, 2009

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholder's
	Shares	Amount	Capital	(Deficit)	Equity
Balance, Beginning of Year, as Previously Reported	10,000	$ 1,000	$ 85,000	$ 7,478	$ 93,478
Adjustment Applicable to Prior Years	-	-	25,000	(8,333)	16,667
Balance, Beginning of Year, as Restated	10,000	1,000	110,000	(855)	110,145
Net income	-	-	-	5,566	5,566
Dividends paid	-	-	-	(9,000)	(9,000)
Balance, December 31, 2009	10,000	$ 1,000	$ 110,000	$ (4,289)	$ 106,711

Dayspring Investment Group, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating Activities	
Net income	$ 5,566
Items not requiring (providing) cash	
Amortization of customer list intangible	3,333
Gain on trading securities	(2,434)
Changes in	
Trading securities	5,784
Commissions and fees receivable	(4,011)
Other assets	497
Accounts payable	25
Accrued expenses	1,344
Net cash provided by operating activities	10,104
Financing Activities	
Dividends paid	(9,000)
Net cash used in financing activities	(9,000)
Increase in Cash and Cash Equivalents	1,104
Cash and Cash Equivalents, Beginning of Year	9,109
Cash and Cash Equivalents, End of Year	$ 10,213

Dayspring Investment Group, Inc.
Notes to Financial Statements
December 31, 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Dayspring Investment Group, Inc. ("Company") is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of Missouri.

The Company operates under the provisions of paragraph (k)(1) of rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. As such the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009, cash equivalents consisted of a money market mutual fund.

Trading Securities

Securities that are owned by the Company are recorded in the trading security account at fair value with changes in fair value recorded in earnings. Interest and dividends are included in net trading income.

Quoted market prices are used to determine the fair value of trading instruments.

Intangible Assets

Intangible assets consist of a core customer list and a broker/dealer license. The core customer list is being amortized on the straight-line basis over fifteen years. The list is periodically evaluated as to the recoverability of its carrying value. The broker/dealer license is tested annually for impairment. If the implied fair value of the broker/dealer license is lower than its carrying amount, an impairment is indicated and the broker/dealer license is written down to its implied fair value. Subsequent increases in the broker/dealer license value are not recognized in the financial statements.

Commission Revenue

The Company receives service and distribution fees ("12b-1 fees") from various mutual funds in which the Company's clients have invested. The Company recognizes income quarterly as the fees are earned on average balances. In addition, commission revenue and related expense from the introductory sale of securities and mutual funds are recorded on a trade-date basis.

Income Taxes

The Company's stockholder has elected to have the Company's income taxed as an "S" Corporation under provisions of the Internal Revenue Code and a similar section of the Missouri income tax law. Therefore, taxable income or loss is reported to the individual stockholder for inclusion in his respective tax returns and no provision for federal and state income taxes is included in these statements. With a few exceptions, the Company is no longer subject to federal, state or local tax examinations by taxing authorities before 2006.

Subsequent Events

Subsequent events have been evaluated through March 29, 2010, which is the date the financial statements were available to be issued.

Note 2: Trading Securities

Trading securities, at fair value, consist of the following:

Trading assets, at fair value	
Mutual funds	$ 6,007

The net unrealized gain recorded on trading activities was $2,434 during 2009.

Note 3: Acquired Intangible Assets

The carrying basis and accumulated amortization of recognized intangible assets at December 31, 2009 were:

	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets		
Core customer list	$ 50,000	$ 11,666
Unamortized intangible assets		
Broker/dealer license	$ 50,000	

Amortization expense for the year ended December 31, 2009, was $3,333. Estimated amortization expense for each of the following five years is $3,333 per year.

Note 4: Related-Party Transactions

The Company rents office space on a month-to-month basis at a current rent of $150 monthly from the Company stockholder. Total rent expense for 2009 was $1,800. At December 31, 2009, the Company had $150 in accounts payable due to stockholder.

The Company purchases bookkeeping and general accounting services from Haney Tax and Accounting, an affiliate wholly owned by the Company's stockholder. Fees paid to Haney Tax and Accounting for bookkeeping and general accounting services in 2009 was $1,500. At December 31, 2009, the Company had $100 in accounts payable due to Haney Tax and Accounting.

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $17,395, which was $12,395 in excess of its required net capital of $5,000. The Company's net capital ratio was .11 to 1 at December 31, 2009.

Note 6: Disclosures about Fair Value of Assets and Liabilities

FASB Accounting Standards Codification (ASC) Topic 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full-term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy.

Trading Securities and Cash Equivalent - Money Market Mutual Fund

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include a money market mutual fund included in cash and cash equivalents and mutual funds included in trading securities. There were no changes in valuation techniques during the year.

The following table presents the fair value measurements of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market mutual fund	$ 7,325	$ 7,325	$ -	$ -
Mutual funds	$ 6,007	$ 6,007	$ -	$ -

Note 7: Adjustments Applicable to Prior Years

Beginning retained earnings has been reduced by $8,333 and beginning additional paid-in capital has been increased by $25,000 as a result of the reclassification of previously reported goodwill to the intangible assets core customer list and broker/dealer license. In 2006 the stockholder contributed the core customer list with an estimated value of $50,000 and an estimated life of 15 years and a broker/dealer license with an estimated value of $50,000 having an indefinite life. This correction increased 2008 operating expense and reduced net income by $3,333.

Note 8: Current Economic Conditions

The current economic decline continues to present difficult circumstances and challenges, which for some companies has resulted in large and unanticipated declines in their business volumes and constraints on their liquidity. The accompanying financial statements have been prepared using values and information currently available to the Company.

Current economic and financial market conditions could adversely affect the Company's results of operations in future periods. The current instability in the financial markets could significantly impact future revenues, which could have an adverse impact on the Company's future operating results.

Supplementary Information

Dayspring Investment Group, Inc.
Computation of Net Capital under Rule 15c3-1of the Securities and Exchange Commission
As of December 31, 2009

Aggregate Indebtedness	$	1,855
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $5,000 Minimum	$	5,000
Stockholder's Equity	$	106,711
Nonallowable Assets		
Customer list intangible		38,334
Broker/dealer license intangible		50,000
Total nonallowable assets		88,334
Haircut on Investment		982
Net Capital	$	17,395
Capital in Excess of Requirement	$	12,395
Ratio of Aggregate Indebtedness to Net Capital		.11 : 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2009)

Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	14,573
Audit adjustment to record additional commission income and related expense		2,823
Other audit adjustments, net		(3,334)
Amortization applicable to prior years		(8,333)
Difference in allowable assets attributable to amortization recorded in the current year		11,666
Net Capital Per the Preceding	$	17,395

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
Dayspring Investment Group, Inc.
Seymour, Missouri

In planning and performing our audit of the financial statements of Dayspring Investment Group, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Board of Directors
Dayspring Investment Group, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Springfield, Missouri
March 29, 2010